Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Business Partners L.P. (the “partnership”) are prepared based on the historical consolidated financial statements of the partnership, and have been prepared to illustrate the pro forma effects of the consummated disposition of our offshore oil services’ shuttle tanker operation on the consolidated financial statements of the partnership.

On January 16, 2025, the partnership’s offshore oil services completed the previously announced sale of its shuttle tanker operation for consideration of approximately $484 million (the “Transaction”, or “shuttle tanker disposition”). The consummated disposition is considered to be significant to the partnership.

The information in the Unaudited Pro Forma Statements of Operating Results for the year ended December 31, 2023 and for the nine months ended September 30, 2024 gives effect to the pro forma adjustments as if the shuttle tanker disposition had been consummated on January 1, 2023.

The information in the Unaudited Pro Forma Statement of Financial Position as at September 30, 2024 gives effect to the pro forma adjustments as if the shuttle tanker disposition had been consummated on September 30, 2024.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and the Unaudited Pro Forma Financial Statements have been prepared in accordance with Article 11 of Regulation S-X using accounting policies that are consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. All financial data for the shuttle tanker disposition has been derived from the historical financial information of the business disposed, which were included in the audited consolidated financial statements of the partnership as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021, and the unaudited interim consolidated financial statements of the partnership as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements of the partnership as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the unaudited interim consolidated financial statements of the partnership as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of the partnership had the shuttle tanker disposition occurred on the dates indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

		Transaction Accounting Adjustments
US$ MILLIONS As at September 30, 2024	Brookfield Business Partners L.P. (historical)	Shuttle tanker (consummated disposition)	Notes	Pro Forma - Combined
		(1a)
Assets
Current Assets
Cash and cash equivalents	$3,003	$415	(1f)	$3,418
Financial assets	1,344	(2)		1,342
Accounts and other receivable, net	5,530	(18)		5,512
Inventory, net	2,730	(11)		2,719
Other assets	1,620	(20)		1,600
	14,227	364		14,591
Non-Current Assets
Financial assets	12,040	—		12,040
Accounts and other receivable, net	950	(24)		926
Other assets	365	(19)		346
Property, plant and equipment	15,527	(1,496)		14,031
Deferred income tax assets	1,909	—		1,909
Intangible assets	19,334	—		19,334
Equity accounted investments	2,364	—		2,364
Goodwill	13,540	—		13,540
	$80,256	$(1,175)		$79,081
Liabilities and Equity
Current Liabilities
Accounts payable and other	$10,063	$(33)	(1e)	$10,030
Non-recourse borrowings in subsidiaries of the partnership	2,096	(62)		2,034
	12,159	(95)		12,064
Non-Current Liabilities
Accounts payable and other	6,397	(279)		6,118
Corporate borrowings	1,978	—		1,978
Non-recourse borrowings in subsidiaries of the partnership	37,475	(1,073)		36,402
Deferred income tax liabilities	2,886	(3)		2,883
	60,895	(1,450)		59,445
Equity
Limited partners	1,980	50	(1c)	2,030
Non-controlling interests attributable to:
Redemption-exchange units	1,858	47	(1c)	1,905
Special limited partner	—	—		—
BBUC exchangeable shares	1,945	49	(1c)	1,994
Preferred securities	740	—		740
Interest of others in operating subsidiaries	12,838	129	(1c)	12,967
	$19,361	$275		$19,636
	$80,256	$(1,175)		$79,081

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

		Transaction Accounting Adjustments
US$ MILLIONS (except as noted) For the nine months ended September 30, 2024	Brookfield Business Partners L.P. (historical)	Shuttle tanker (consummated disposition)	Pro Forma - Combined
		(1b)
Revenues	$33,193	$(368)	$32,825
Direct operating costs	(28,875)	261	(28,614)
General and administrative expenses	(943)	16	(927)
Interest income (expense), net	(2,352)	95	(2,257)
Equity accounted income (loss)	55	—	55
Impairment reversal (expense), net	10	—	10
Gain (loss) on acquisitions/dispositions, net	692	—	692
Other income (expense), net	(213)	(18)	(231)
Income (loss) before income tax	1,567	(14)	1,553
Income tax (expense) recovery
Current	(488)	2	(486)
Deferred	924	1	925
Net income (loss)	$2,003	$(11)	$1,992
Attributable to:
Limited partners	$113	$(2)	$111
Non-controlling interests attributable to:
Redemption-exchange units	106	(2)	104
Special limited partner	—	—	—
BBUC exchangeable shares	110	(2)	108
Preferred securities	39	—	39
Interest of others in operating subsidiaries	1,635	(5)	1,630
	$2,003	$(11)	$1,992
Basic and diluted earnings (loss) per limited partner unit	$1.52		$1.49
Weighted-average LP Units (millions)	74.3		74.3

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

		Transaction Accounting Adjustments
US$ MILLIONS (except as noted) For the year ended December 31, 2023	Brookfield Business Partners L.P. (historical)	Shuttle tanker (consummated disposition)	Notes	Pro Forma - Combined
		(1b)
Revenues	$55,068	$(523)		$54,545
Direct operating costs	(50,021)	407		(49,614)
General and administrative expenses	(1,538)	23		(1,515)
Interest income (expense), net	(3,596)	135		(3,461)
Equity accounted income (loss), net	132	—		132
Impairment reversal (expense), net	(831)	—		(831)
Gain (loss) on acquisitions/dispositions, net	4,686	275	(1c)	4,961
Other income (expense), net	(178)	(7)		(185)
Income (loss) before income tax	3,722	310		4,032
Income tax (expense) recovery
Current	(775)	(1)	(1d)	(776)
Deferred	830	2	(1d)	832
Net income (loss)	$3,777	$311		$4,088
Attributable to:
Limited partners	$482	$57		$539
Non-controlling interests attributable to:
Redemption-exchange units	451	53		504
Special limited partner	—	—		—
BBUC exchangeable shares	472	55		527
Preferred securities	83	—		83
Interest of others in operating subsidiaries	2,289	146		2,435
	$3,777	$311		$4,088
Basic and diluted earnings (loss) per limited partner unit	$6.49			$7.23
Weighted-average LP Units (millions)	74.5			74.5

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Altera shuttle tanker operation disposition

(1a)	On January 16, 2025, the partnership’s offshore oil services completed the previously announced sale of its shuttle tanker operation. The adjustment to the Unaudited Pro Forma Statement of Financial Position includes the derecognition of total assets of $1.7 billion and the derecognition of total liabilities of $1.5 billion. The pro forma adjustment to the Unaudited Pro Forma Statement of Financial Position to reflect the shuttle tanker disposition also includes other effects discussed in note (1c), (1d), (1e) and (1f).

(1b)	These pro forma adjustments include the elimination of the historical operating results of the shuttle tanker operation for the nine months ended September 30, 2024 and for the year ended December 31, 2023.

(1c)	The estimated pre-tax net gain of approximately $275 million from the disposition is reflected as an adjustment on the Unaudited Pro Forma Statement of Operating Results for the year ended December 31, 2023. The estimated net gain on disposition is based on the historical carrying value of the net assets as of September 30, 2024. The actual gain will be calculated based on the net book value as of the closing of the transaction and therefore, could differ from the current estimate.

(1d)	There are no current or deferred income tax impacts expected in relation to the pro forma adjustments reflected in the Unaudited Pro Forma Statement of Operating Results for the year ended December 31, 2023.

(1e)	Includes the accrual of approximately $14 million of transaction costs incurred by the partnership upon the disposition of the shuttle tanker operation.

(1f)	Includes estimated cash proceeds of approximately $484 million, included in cash and cash equivalents.